**MAGFAST, LLC**
**FINANCIAL STATEMENTS**
**(WITH INDEPENDENT AUDITOR'S REPORT) FOR**
**THE YEARS ENDED**
**DECEMBER 31, 2023 AND 2022**

**MAGFAST, LLC**

**FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022**

**INDEX TO AUDITED FINANCIAL STATEMENTS**

**CONTENTS**

**Report of Independent Registered Public Accounting Firm**
The Board of Directors and Stockholders of
**MAGFAST, LLC.**

Opinion on the Financial Statements

We have audited the accompanying balance sheets of MAGFAST, LLC (the 'Company') as of December 31, 2023, and 2022, and the related statements of operations, changes in members equity / (deficit) and cash flows for each of the two years ended December 31, 2023, and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the two years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company suffered an accumulated deficit of $(19,771,346), net loss of $(3,634,653) and a negative working capital of $(13,438,502). These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regards to these matters are also described in Note 2 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. Communication of critical audit matters does not alter in any way our opinion on the financial statements taken as a whole and we are not, by communicating the critical audit matters, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

 /s/ Olayinka Oyebola
**OLAYINKA OYEBOLA & CO.**
**(Chartered Accountants)**
Lagos, Nigeria
 We have served as the Company's auditor since 2024.

September 23, 2024

**MAGFAST, LLC**
**Balance Sheets**

| Assets: | | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|---|
| Cash | $ | 1,271,585 | $ | 1,102,966 |
| Inventory | | 444,632 | | 84,926 |
| Prepaid expenses | | 147,207 | | 1,772,977 |
| Loans to member | | 25,000 | | 25,000 |
| Merchant processor held reserves | | 846,546 | | 854,188 |
| Total current assets | | 2,734,970 | | 3,840,057 |
| | | | | |
| Website costs, net | | 662,202 | | 567,446 |
| Patenets and trademarks, net | | 201,781 | | 164,070 |
| Total assets | $ | 3,598,953 | $ | 4,571,573 |
| | | | | |
| Liabilities and Members' Deficit | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued expenses | $ | 376,105 | $ | 388,182 |
| Sales tax payable | | 24,197 | | - |
| Warranty reserve | | 75,368 | | - |
| Merchant loan payable, net | | 536,639 | | 107,690 |
| Interest payable | | 61,900 | | 61,900 |
| Notes payable | | 63,584 | | 63,584 |
| Customer advance payments | | 15,035,679 | | 13,757,976 |
| Total current liabilities | | 16,173,472 | | 14,379,332 |
| | | | | |
| Total Liabilities | | 16,173,472 | | 14,379,332 |
| | | | | |
| Commitments and contingencies | | - | | - |
| | | | | |
| Members' deficit: | | | | |
| Paid in capital | | 7,196,827 | | 6,328,934 |
| Accumulated deficit | | (19,771,346) | | (16,136,693) |
| Total members' deficit | | (12,574,519) | | (9,807,759) |
| Total liabilities and members' deficit | $ | 3,598,953 | $ | 4,571,573 |

*The accompanying notes are an integral part of the financial statements.*

# MAGFAST, LLC
## Statements of Operations

| | Year Ended December 31, 2023 | | Year Ended December 31, 2022 | |
|---|---|---|---|---|
| Revenues | $ | 2,639,314 | $ | 1,063,544 |
| Costs of services | | 1,677,253 | | 716,521 |
| Gross profit | | 962,061 | | 347,023 |
| | | | | |
| Costs and expenses: | | | | |
| Advertising and promotion | | 1,247,958 | | 1,094,764 |
| Professional fees | | 764,027 | | 1,028,047 |
| Research and product development costs | | 657,069 | | 770,915 |
| Credit card processing fees | | 178,293 | | 108,695 |
| Customer services fees | | 221,788 | | 202,944 |
| Office expense | | 81,947 | | 78,641 |
| General and administrative costs | | 540,724 | | 83,175 |
| Total costs and expenses | | 3,691,806 | | 3,367,181 |
| Operating loss | | (2,729,745) | | (3,020,158) |
| | | | | |
| Other income (expense): | | | | |
| Interest expense | | - | | (4,300) |
| Interest income | | 43,773 | | 6,755 |
| Impairment expense | | (551,632) | | - |
| Othe income | | - | | 33,323 |
| Amortization of intangible assets | | (397,049) | | (321,547) |
| Total other income (expense) | | (904,908) | | (285,769) |
| Net loss | $ | (3,634,653) | $ | (3,305,927) |

*The accompanying notes are an integral part of the financial statements.*

**MAGFAST, LLC**
**Statements of Members' Equity**

| | | Paid in Capital | Accumulated Deficit | | Total Equity |
|---|---|---|---|---|---|
| Balance, December 31, 2021 | $ | 4,197,314 | $(12,830,766) | $ | (8,633,452) |
| Capital contributions | | 2,131,620 | - | | 2,131,620 |
| Net loss, year ended December 31, 2022 | | - | (3,305,927) | | (3,305,927) |
| Balance, December 31, 2022 | | 6,328,934 | (16,136,693) | | (9,807,759) |
| | | | | | |
| Capital contributions | | 867,893 | - | | 867,893 |
| Net loss, year ended December 31, 2023 | | - | (3,634,653) | | (3,634,653) |
| Balance, December 31, 2023 | $ | 7,196,827 | $(19,771,346) | $ | (12,574,519) |

*The accompanying notes are an integral part of the financial statements.*

**MAGFAST, LLC**
**Statements of Cash Flow**

| | Year Ended December 31, 2023 | | Year Ended December 31, 2022 | |
|---|---|---|---|---|
| **OPERATING ACTIVITIES** | | | | |
| Net loss | $ | (3,634,653) | $ | (3,305,927) |
| Adjustment to reconcile net loss to net cash used in operating activities: | | | | |
| Amortization of intangible assets | | 397,049 | | 321,547 |
| Impairment of assets | | 551,632 | | - |
| Reserve for product warranties | | 75,368 | | - |
| Amortization of debt issuance costs included in interest expense | | - | | 4,300 |
| Changes in non-cash working capital balances: | | | | |
| Merchant processor held reserves | | 7,642 | | (36,437) |
| Inventory | | (359,706) | | (84,926) |
| Prepaid expenses | | 1,074,138 | | (855,844) |
| Accounts payable and accrued expenses | | (12,077) | | (10,145) |
| Sales tax payable | | 24,197 | | - |
| Customer advance payments | | 1,277,703 | | 670,880 |
| Net cash used in operating activities | | (598,707) | | (3,296,552) |
| | | | | |
| **INVESTING ACTIVITIES** | | | | |
| Patents and trademark | | (49,161) | | (56,639) |
| Website development costs | | (480,355) | | (389,622) |
| Loans to member | | - | | (25,000) |
| Net cash used in investing activities | | (529,516) | | (496,261) |
| | | | | |
| **FINANCING ACTIVITIES** | | | | |
| Repayment of merchant loan | | - | | (4,110) |
| Proceeds provided by merchant loan | | 428,949 | | 107,500 |
| Capital contributions | | 867,893 | | 2,131,620 |
| Net cash provided by financing activities | | 1,296,842 | | 2,233,410 |
| | | | | |
| Net increase (decrease) in cash | | 168,619 | | (1,559,403) |
| Cash and cash equivalents, beginning of the period | | 1,102,966 | | 2,662,369 |
| Cash and cash equivalents, end of the period | $ | 1,271,585 | $ | 1,102,966 |
| | | | | |
| **Supplemental disclosure of cash flow information:** | | | | |
| Cash paid for taxes | $ | - | $ | - |
| Cash paid for interest | $ | - | $ | 4,300 |

*The accompanying notes are an integral part of the financial statements.*

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

### Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

In accordance with the Company's operating agreement, until the first taxable year that the Company realizes net taxable income, all net losses of the Company shall be allocated to Mischievous LLC. Beginning in the first taxable year that the Company realizes net taxable income, all such net taxable income shall be allocated to Mischievous LLC until the aggregate net taxable income allocated to Mischievous LLC equals the aggregate losses allocated to Mischievous LLC under the preceding sentence.

The Company's principal operations is the design, manufacturing, and sale of a line of magnetized battery powered chargers for mobile devices along with other electronic products (the "Products"). Activity to date has been limited to the development and marketing of the Products, the generation of pre-sales of the Products, and some initial sales of the Products. The Company also has raised capital and is in the process of raising additional capital to support the completion of its development activities and the sale of the Products.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

### Going Concern

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. The Company had recorded total cumulative customer advance payments for prepaid sales amounts received from customers for the Products of $15,035,679 and $13,757,976, respectively, as of December 31, 2023 and 2022, which are recorded as a liability on the Company's Balance Sheets and will not be recognized as revenue until the Products have shipped and title to the Products has passed. Despite the Company generating revenue of $2,639,314 in 2023 and $1,063,544 in 2022, the Company incurred a net loss of $3,634,653 and $3,305,927 in the years ended December 31, 2023 and 2022, respectively. The Company had incurred a total accumulated members' deficit of $12,574,519 as of December 31, 2023 and requires additional capital for its contemplated business activities to take place. The Company plans to raise additional capital to carry out its business plan.

The Company's ability to raise additional capital through future equity and debt securities issuances is unknown. Obtaining additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to profitable operations are necessary for the Company to continue business. The ability to successfully resolve these factors raises substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of the uncertainties.

The Company may not be able to raise sufficient additional debt, equity, or other cash on acceptable terms, if at all.  Failure to generate sufficient revenues, raise sufficient funds, or achieve certain other business plan objectives could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue, or shut down its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, the Company's management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve its business plan objectives or be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to continue to operate its business network, respond to competitive pressures or fund its operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP")

**DECEMBER 31, 2023 AND 2022**

### Use of Estimates and Assumptions

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the warranty reserve and the useful life of the Company's intangible assets. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience, and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of nine months or less when acquired to be cash equivalents. The Company places its cash with a high credit quality financial institution. The Company's accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with bank balances exceeding the FDIC insurance limit on interest bearing accounts, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company held no cash equivalents on December 31, 2023 and 2022.

### Inventories

Inventories, consisting of finished goods are priced at the lower of cost or market using the average cost method. Market represents the lower of replacement cost or estimated net realizable value.

### Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally,

ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's ("FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the balance sheets for cash, prepaid expenses, merchant processor held reserves, website costs, patents and trademark, accounts payable and accrued expenses, and customer advance payments approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of the notes payable and customer advance payments as of December 31, 2023 and 2022 approximate their respective fair values based on the Company's incremental borrowing rate.

**Patents and Trademark**

The patents and the trademark are stated at cost and amortized over useful lives for 15 years. The Company evaluates the remaining useful lives of the patents and the trademark on each reporting period for impairment to determine whether events and circumstances continue to support the useful lives. There was no impairment of patents and trademarks for the years ended December 31, 2023 and 2022.

## Website Costs

The website costs are capitalized and amortized over a period of 36 months. For the years ended December 31, 2023 and 2022, amortization expense was $397,049 and $321,547, respectively.

## Impairment of Long-Lived Assets

Long-lived assets include website costs and the patents and trademarks. In the event that facts and circumstances indicate that these assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with these assets would be compared to the assets' carrying amount to determine if a write-down to market value or discounted cash flow value is required. Impairment expense amounted to $551,632 and $0 for the years ended December 31, 2023 and 2022.

## Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Consequently, no federal and state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. Pursuant to accounting guidance concerning a provision for uncertain income tax provisions in ASC 740-10, there are no uncertain income tax provisions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

## Revenue Recognition and Customer Advance Payments

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).

Topic 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company sells mobile devices and other electronic products to individual customers (online). There is only one single performance obligation to deliver the Products. Revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the Products. Control is typically deemed to have been transferred to the customer when the Products are shipped through common carrier.

Revenue is recorded at the transaction price net of estimates of variable consideration, which may include product returns or other credits.

Revenue is recognized net of any sales taxes collected, which are subsequently remitted to the appropriate taxing authorities. The Company treats its transportation costs (shipping and handling) as fulfillment costs and not as a separate performance obligation. The Company generally provides free shipping within the United States but does charge shipping on international orders.

Customer advance payments represent prepaid sales amounts received from customers for the Products. They are recorded as a liability and will not be recognized as revenue until the Products have shipped and title to the Products has passed.  Customer advance payments

**Research and Product Development Costs**

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $657,069 and $770,915, respectively, in research and product development costs for the years ended December 31, 2023 and 2022.

**Related Party Transactions**

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, its management, members of the immediate families of principal members of the Company and its management and other parties with which the Company may deal where one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

All transactions shall be recorded at fair value of the goods or services exchanged or loans incurred with the related parties.

Property purchased from a related party is recorded at the cost to the related party and any payment to or on behalf of the related party in excess of the cost is reflected as compensation or distribution to related parties depending on the transaction.

## NOTE 3 – LOANS TO MEMBER

Loans to member represents cash advances to a member of the Company. The loans were of 0% interest rate and were due on demand. The balance in the accounts were $25,000 as of December 31, 2023 and 2022.

## NOTE 4 – MERCHANT PROCESSOR HELD RESERVES

Cash from merchant processor held reserves represents funds held in several merchant accounts as a reserve against possible future customer disputes or charge backs. The balance in the accounts were $846,546 and $854,188 as of December 31, 2023 and 2022, respectively.

## NOTE 5 – PATENTS AND TRADEMARK COSTS

The Company's products are high-tech and sold internationally. To secure intellectual property rights, the Company incurred legal and registration expense, and filing fees to establish the trade brand. For the years ended December 31, 2023 and 2022, the company capitalized $49,161 and $56,639, respectively, as patents and trademark costs.

The amortization expense of patents and trademarks for the years ended December 31, 2023 and 2022 was $11,450 and $7,674, respectively.

## NOTE 6 – PAYMENTS TO RELATED PARTIES

The Company paid $206,952 and $229,110, respectively, to the managing members of MAGFAST LLC (NY), for the years ended December 31, 2023 and 2022. These amounts are included as part of "professional fees" in the Statements of Operations.

## NOTE 7 – NOTES PAYABLE

Notes payable represents a total of $63,584 of individual notes. The note holders will be entitled to 5% of the revenue, including pre-sales, of the Company for four years or until each note holder has received a multiple of the amount lent as shown in the table below as full payment for the total amount due to the note holders:

| Total Loan | Loan Multiple |
|---|---|
| $500 - $2,499 | 1.6× |
| $2,500 - $4,999 | 2.0× |
| $5,000 - $25,000 | 2.1× |

On October 17, 2022, an investor withdrew their individual note for $1,000, plus accrued interest of $600 for a total of $1,600 and was also refunded with the full amount of their customer advance payment. The total amount payable to the note holders was $125,484 as of December 31, 2023 and 2022, representing principal of $63,584 and interest payable of $61,900.

## NOTE 8 – MERCHANT LOAN PAYABLE

In December, 2022, the Company received the proceeds of a $124,700 loan, less $17,200 in financing costs, from WebBank. The loan was part of the Shopify merchant loan system, which charges a processing fee at 13.79% of the loan amount and requires daily payments of 17% of the gross sales. The loan was refinanced and paid off on March 31, 2023 with a new loan of $355,950, less $40,950 in financing costs. An additional loan was entered into to refinance the outstanding balance. On November 28, 2023, the Company received proceeds of $531,000 less $61,000 in financing costs from Shopify merchant loan system. The loan requires daily payments of 17% of the gross sales. As of December 31, 2023, the loan balance was $536,639, compared to a balance of $107,690 as of December 31, 2022. The loan is secured by the Company's cash, receivables, inventory and intangible assets.

## NOTE 9 – EQUITY TRANSACTIONS

In 2022, the Company raised $2,241,451, less fees of $109,831, for net proceeds of $2,124,167 from approximately 3,600 individual investors as part of a crowdfunding campaign. 147,853 units were sold at a per unit price of $15.16.

In 2023, the Company raised $922,285 less fees of $54,392, for net proceeds of $867,893 from approximately 1,500 individual investors as part of a crowdfunding campaign. 59,270 units were sold at a per unit price of $15.57.

## NOTE 10 – COMMITMENTS AND CONTINGENCIES

*Manufacturing Agreement With Related Party*

On July 15, 2017, MAGFAST LLC (NY) entered into an exclusive agreement with a third party to design and manufacture MAGFAST products. MAGFAST LLC (NY) has assigned this agreement to the Company as part of its acquisition of the assets and liabilities by the Company.

In accordance with the agreement, the Company agrees to purchase from the third party, and the third party agrees to sell to the Company at a price of 10% over the third party's gross FOB cost per unit.

All purchase orders submitted to the third party shall be in writing and shall describe and specify the quantity of products ordered. The Company agrees, as terms of sale, to provide a 30% nonrefundable deposit for inventory upon placement of any purchase order, and the balance due prior to the specified shipping date of finished goods in the purchase order. The agreement is for five years with automatic one-year renewals unless terminated per the terms of the contract.

*License Agreement with Related Party*

On October 20, 2017, and as later amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, and patents related to the MAGFAST Business. In consideration of this license, the Company was to pay MAGFAST LLC (NY) a license fee equal to seven and-one-half percent (7.5%) of the net sales price of MAGFAST products that use licensed material. The initial term of the license was for five years, with automatic annual renewals so long as the license fee provided was not less than $100,000 per quarter, and the Company had materially complied with all the material terms of this Agreement.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC (Mischievous). On August 30, 2020, the Company and Mischievous revised the above then existing licensing agreement. Under the terms of this revised licensing agreement the Company has the exclusive right, license and privilege to the Products in connection with their sale, offer for sale, or manufacture.  The license under the agreement is royalty free and its term shall be perpetual, both subject to the Company's compliance with all of the material terms of the agreement. Mischievous may terminate the agreement in the event that the Company fails to register sales of at least $750,000 in any calendar year after 2021, and in the event the Company violates any covenants in the agreement.

## NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 20, 2024, the date the financial statements were available to be issued.

In April 2024, the Company raised $1,310,739 less fees of $69,226 for net proceeds of $1,241,513 from approximately 1,300 investors as part of a crowdfunding campaign. 83,116 units were sold at a per unit price of $15.77.